

05046875

U.S. Securities and Exchange Commission
Washington, D.C. 20549

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

For 3/17/05
Current Report on Form 8-K 2005-HE1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)



**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 17th day of March 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Patricia C. Taylor
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

# GMACM Home Equity Loan Trust 2005-HE1

## $[962,325,000] (Approximate)
Subject to a +/- 10% variance

Subject to Revision

March 16, 2005 – Computational Materials



The analysis in this report is based on collateral information provided by GMAC Mortgage Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

**THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.**

## JPMORGAN

# New Issue Computational Materials

## $[962,325,000] (Approximate)


GMAC Mortgage

**GMACM Home Equity Loan Trust 2005-HE1**
Issuer

**Residential Asset Mortgage Products, Inc.**
Depositor

**GMAC Mortgage Corporation**
Seller and Servicer


FGIC
Credit Enhancer

March 16, 2005

| | | |
|---|---|---|
| **Expected Timing:** | Pricing Date: | On or about March 17, 2005 |
| | Settlement Date: | On or about March 29, 2005 |
| | First Payment Date: | April 25, 2005 |
| **Structure:** | Initial Collateral: | Approximately $[731,975,871.22] Home Equity Revolving Credit Lines |
| | Rating Agencies: | Moody's and Standard & Poor's |



*Preliminary Term Sheet* *Prepared: March 16, 2005*

## GMACM Home Equity Loan Trust 2005-HE1

## March 16, 2005
## $[962,325,000] (Approximate - Subject to Revision)
## Characteristics of the Certificates

| Offered Classes | Note Balance[1] | WAL[2,3] | Targeted Final Distribution Date[2,3] | Note Rate[4] | Expected Rating (S&P/Moody's) | Legal Final Maturity |
|---|---|---|---|---|---|---|
| A-1 | $423,800,000 | 1.5 yrs | September 2006 | [5][6] | AAA/Aaa [7] | [August 2035] |
| A-2 | $290,100,000 | 3.0 yrs | March 2008 | [5][6] | AAA/Aaa [7] | [August 2035] |
| A-3 | $248,425,000 | 5.0 yrs | March 2010 | [6] | AAA/Aaa [7] | [August 2035] |
| A-1 VPRN[8] | $28,762,000 | Not Offered by the Prospectus Supplement | | | AAA/Aaa [7] | [August 2035] |
| A-2 VPRN[8] | $0 | Not Offered by the Prospectus Supplement | | | AAA/Aaa [7] | [August 2035] |
| A-3 VPRN[8] | $0 | Not Offered by the Prospectus Supplement | | | AAA/Aaa [7] | [August 2035] |
| **Total** | **$991,087,000** | | | | | |

(1) Subject to a plus or minus 10% variance.
(2) See "Targeted Final Distribution Date" herein.
(3) Subject to funding of the related class of Variable Pay Revolving Notes.
(4) The margin on the Notes will increase to [0.50%] for each interest accrual period beginning after the Payment Date (as defined herein) following the first Payment Date on which the Optional Redemption (as defined herein) can be exercised.
(5) The margin on the Class A-1 and Class A-2 Notes will increase to the greater of the current margin or the Class A-3 margin for each interest accrual period beginning after the Payment Date (as defined herein) following the date on which an Early Amortization Event (as defined herein) has occurred.
(6) The Class A Notes will accrue interest at a rate equal to the least of (i) One Month LIBOR plus the related margin, (ii) the Net WAC Rate and (iii) for the Class A-1 and Class A-2 Notes only, 14.00%.
(7) The ratings assigned address the likelihood of the receipt by the holders of the notes of distributions on the mortgage loans.
(8) Each class of the VPRNs will represent the option to fund the payment of principal of the related class of Class A Notes on the related Targeted Final Distribution Date.





## Transaction Overview

**Depositor:** Residential Asset Mortgage Products, Inc.

**Sellers and Servicer:** GMAC Mortgage Corporation ("GMACM") and a trust established by an affiliate of GMACM will be the Sellers of the mortgage loans. GMACM will be the Servicer of the mortgage loans.

**Credit Enhancer:** Financial Guaranty Insurance Company ("FGIC").

**Lead Underwriter:** J.P. Morgan Securities Inc.

**Co-Managers:** Bear, Stearns & Co. Inc., Lehman Brothers, RBS Greenwich Capital and Residential Funding Securities Corporation.

**Owner Trustee:** Wilmington Trust Company.

**Indenture Trustee:** Wells Fargo Bank, N.A.

**Offered Notes:** The Class A-1, Class A-2 and Class A-3 Notes (together, the "Class A Notes"). Each Class A Note shall be AAA/Aaa rated and shall receive interest on a monthly basis and, unless an Early Amortization Event occurs, 100% of its scheduled principal on its Targeted Final Distribution Date.

**Non-Offered Notes:** The three classes of Variable Pay Revolving Notes ("VPRNs" and together with the Class A Notes, the "Notes"). Each class of VPRNs will be transferable, subject to the limitations described herein and in the Indenture. The VPRNs are not offered pursuant to the prospectus supplement.

**Credit Enhancement:** Excess interest, overcollateralization and a Policy (as defined herein) to be provided by FGIC.

**Targeted Final Distribution Date:** Each Class A Noteholder will receive interest on a monthly basis, and principal on its scheduled Targeted Final Distribution Date, unless an Early Amortization Event occurs.

| Class | Targeted Final Distribution Date |
|---|---|
| Class A-1 | September 2006 |
| Class A-2 | March 2008 |
| Class A-3 | March 2010 |

Subject to the terms and conditions contained herein, the principal proceeds for each Targeted Final Distribution Date are expected to be provided or funded by the investor in the related class of VPRNs.

**Variable Pay Revolving Notes:** The trust will request an advance of funds from the holders of the related class of VPRNs or offer to sell additional variable pay revolving notes on each Targeted Final Distribution Date, subject to the terms and conditions described in the prospectus supplement. If the investor in the related class of VPRNs fails to fund, or an additional variable pay revolving note is not issued, an Early Amortization Event will be declared, resulting in a step-up in the margin for the Class A-1 and Class A-2 Notes to the greater of: a) the current margin; or, b) the Class A-3 margin, along with an accelerated pro-rata payment of all outstanding Notes.

The trust will not request an advance or offer to issue additional variable pay revolving notes if an Early Amortization Event has occurred, a downgrade of the




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Notes has occurred, an Event of Default is continuing without giving effect to applicable grace periods or waivers, or certain insolvency events have occurred with respect to the Credit Enhancer. At each Targeted Final Distribution Date, the Trust will request an advance or offer to issue a class of variable pay revolving notes in an amount sufficient to retire the outstanding principal amount for the related class of Class A Notes.

In addition, at closing, the A-1 VPRN represents the option to fund the payment of the Class A-1 Notes on the related Targeted Final Distribution Date. The A-1 VPRN will have an initial principal balance of $[28,762,000]. On each Payment Date beginning April 2005, excess interest will be applied on a pro rata basis to principal on the initial A-1 VPRN, A-2 VPRN and A-3 VPRN until the principal balance of each class of VPRNs has been reduced to $0, thereby building up overcollateralization (See "Overcollateralization Amount").

The principal on subsequent variable pay revolving note balances will be paid from principal collections on the underlying collateral.

**The VPRNs are not offered by the prospectus supplement.**

**Credit Rating of VPRN Investors:** Any VPRN investor, other than the initial Underwriters, their affiliates or any broker/dealer acquiring the VPRNs for resale, will be required to have minimum short term ratings of A1/P1, or at least long term ratings of A/A2 or greater from S&P and Moody's, respectively, at the time it acquired its class of VPRNs, unless the class of VPRNs is acquired after the related Targeted Final Distribution Date. A transfer to an investor which does not meet the required ratings guidelines will require a 51% vote from the holders of each class of Class A Notes.

**Federal Tax Status:** It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes and that the Issuer will not be treated as a taxable mortgage pool.

**Registration:** The Class A Notes will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.

**Cut-off Date:** March 1, 2005.

**Expected Pricing Date:** On or about March 17, 2005.

**Expected Closing Date:** On or about March 29, 2005.

**Payment Date:** The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2005.

**Interest Accrual Period:** The interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 basis).

**ERISA Eligibility:** The Class A Notes are expected to be ERISA eligible. Prospective investors must review the Prospectus and Prospectus Supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Class A Notes.

**SMMEA Treatment:** The Class A Notes will not constitute "mortgage related securities" for purposes of SMMEA.

**Prepayment Assumption:** 40% CPR, 10% Draw Rate on the mortgage loans.

**Loan Rate:** The "Loan Rate" of each mortgage loan is the per annum interest rate required to be paid by the mortgagor under the terms of the related credit line agreement.

Interest on each adjustable-rate home equity revolving credit line ("HELOC") is computed daily and payable monthly on the average daily outstanding principal balance of such HELOC. After any initial teaser period, during which the Loan Rate may be fixed or set at a discounted variable rate for a period of approximately three to six months, the Loan Rate on each HELOC will be adjusted on each adjustment date to a rate equal to the sum of an index and a fixed percentage specified in the related credit line agreement, and is generally subject to a maximum Loan Rate over the life of the HELOC specified in the related credit line agreement.

**Net Loan Rate:** The "Net Loan Rate" is with respect to any Payment Date and any mortgage loan, the Loan Rate of that mortgage loan applicable to the Due Date in the related Collection Period (adjusted to an effective rate based on an actual/360 basis), less (i) the servicing fee rate (0.50%) and (ii) beginning on the thirteenth Payment Date and thereafter, 0.50%.

**Net WAC Rate:** The "Net WAC Rate" is the per annum rate equal to (i) the weighted average Net Loan Rate of the mortgage loans less (ii) the premium rate on the Policy on an actual/360 basis multiplied by a fraction, the numerator of which is equal to the aggregate Note Principal Balance of the Notes and the denominator of which is equal to the aggregate principal balance of the mortgage loans, adjusted to an effective rate based on an actual/360 basis.

**Initial Mortgage Loans:** As of the Cut-off Date, the aggregate principal balance of the Initial mortgage loans was approximately $731,975,871.22 the "Initial Mortgage Loans." See the attached collateral descriptions for additional information on the Initial mortgage loans.

**Pre-funding:** On the Closing Date, approximately $243,024,128.78 will be deposited into an account designated the "Pre-Funding Account". This amount will be funded from the proceeds of the sale of the Notes. During the Pre-funding period, funds on deposit in the Pre-Funding Account will be used by the trust to buy mortgage loans from the Sellers from time to time.

The pre-funding period will be the period from the closing date to the earliest of (i) the date on which the amount on deposit in the Pre-Funding Account is less than $[100,000], (ii) June [27], 2005 and (iii) the occurrence of a default by the Servicer under the servicing agreement.

The mortgage loans sold to the trust after the Closing Date will conform to certain specified characteristics.

Amounts on deposit in the Pre-Funding Account will be invested in permitted investments as specified in the Indenture. Any amounts remaining in the Pre-Funding Account at the end of the pre-funding period will be used to make principal payments on the VPRNs on a pro rata basis.

**Capitalized Interest Account:** On the Closing Date, if required by the Credit Enhancer, part of the proceeds of the sale of the Notes will be deposited into an account designated the "Capitalized Interest Account," which will be held by the Indenture Trustee. Amounts on deposit in the Capitalized Interest Account will be withdrawn on each payment date during the pre-funding period to cover any shortfall in interest payments on the Notes due to the pre-funding feature during the prefunding period. Any amounts remaining in the Capitalized Interest Account at the end of the pre-funding period will be paid to




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GMACM.

**Funding Account:** An account (the "Funding Account") will be set up with the Indenture Trustee on the Closing Date. On each Payment Date during the Revolving Period, the Indenture Trustee will deposit principal and, after the VPRN principal balance has been reduced as described under "Overcollateralization Amount", excess interest collections for the related collection period into the Funding Account (to the extent necessary to increase the Overcollateralization Amount to the Overcollateralization Target Amount), and will apply such amount first to buy any additional balances for any HELOCs currently in the mortgage pool and second to purchase subsequent mortgage loans to be included in the trust. If not all principal collections in the Funding Account have been applied to purchase additional balances and subsequent mortgage loans at the end of the Revolving Period, the amount left in the Funding Account will be distributed on the VPRN as principal distributions to the extent outstanding.

**Overcollateralization Amount:** At the time of issuance of the Class A Notes, the aggregate outstanding principal balance of the Class A Notes and the VPRNs will exceed the aggregate outstanding principal balance of the initial mortgage loans, together with funds in the Pre-Funding Account, by $16,087,000.00. Prior to the step-down date the Overcollateralization Target Amount shall be equal to the sum of (i) [1.30]% of original principal amount of the initial mortgage loans, together with amounts on deposit in the Pre-Funding Account on the Closing Date, and (ii) 100% of the outstanding balance of mortgage loans which are 180 days or more contractually delinquent. On each Payment Date, excess interest will be deposited into the Funding Account during the Revolving Period until the Overcollateralization Amount equals the Overcollateralization Target Amount, and will be applied on a pro rata basis as payments of principal on the A-1 VPRN, A-2 VPRN and A-3 VPRN until the principal balance of each class of VPRN has been reduced to $0. To the extent necessary during the Managed Amortization Period, excess interest will be deposited in the Funding Account to acquire additional balances for any HELOCs currently in the mortgage pool. The distribution of interest as principal will have the effect of accelerating the Notes relative to the underlying mortgage loans. On any Payment Date, the "Overcollateralization Amount" will be the amount by which the aggregate outstanding principal balance of the mortgage loans together with amounts on deposit in the Funding Account exceeds the aggregate Principal Balance of the Notes.

**Stepdown Date:** Occurring the later of (i) the Payment Date occurring after [September 2007] and (ii) the payment date on which the aggregate outstanding principal balance of the mortgage loans together with amounts on deposit in the Funding Account is less than 50% of the balance of the initial mortgage loans together with amounts on deposit in the Pre-Funding Account on the Closing Date, the Overcollateralization Target Amount will be allowed to step down (subject to certain performance triggers) to a percentage equal to 2.60% of the aggregate principal balance of the mortgage loans; provided that the Overcollateralization Target Amount may not be less than the sum of (i) 0.25% of the aggregate principal balance of the initial mortgage loans, together with the amount deposited in the Pre-Funding Account on the Closing Date, and (ii) 100% of the outstanding balance of mortgage loans which are 180 days or more contractually delinquent.

**The Policy:** FGIC will issue a note insurance policy with respect to the Notes which will guarantee timely payment of interest and ultimate repayment of principal to the holders of the Notes subject to the terms thereof. The Policy will not guarantee payment of principal on the Class A Notes on any Targeted Final Distribution Date




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or Interest Shortfalls.

**Interest Distributions:**

Interest will be distributed on the Class A Notes at a rate equal to the least of (a) One Month LIBOR plus the related margin, (b) the Net WAC Rate and (c) for the Class A-1 and Class A-2 Notes only, 14.00%.

Interest will be distributed on each class the VPRNs at a rate equal to the lesser of (a) One Month LIBOR plus the related margin and (b) the Net WAC Rate.

The margin on each Class A Note will increase to [0.50%] for each Interest Accrual Period beginning after the Payment Date following the first Payment Date on which the Optional Redemption can be exercised. The margin on each class of the VPRNs will increase to [0.50%] for each Interest Accrual Period beginning after the Payment Date following the first Payment Date on which the Optional Redemption can be exercised.

The margin on the Class A-1 and Class A-2 Notes will increase to the greater of: a) the current margin; or, b) the Class A-3 margin for each Interest Accrual Period beginning after the Payment Date on which an Early Amortization Event has occurred.

**Interest Shortfalls:**

The Interest Shortfall for any Payment Date shall be calculated as:

(1) for any class of Class A Notes, the sum of (A) an amount of interest on such class of Class A Notes calculated at a rate equal to the excess of (i) the lesser of (a) One Month LIBOR plus the related margin and (b) for the Class A-1 and Class A-2 Notes only, 14.00%; over (ii) the Net WAC Rate, plus (B) interest on such amount calculated at the applicable Note Rate; and,

(2) for any class of VPRNs, the sum of (A) an amount of interest thereon calculated at a rate equal to the excess of One Month LIBOR plus the related margin over the Net WAC Rate, plus (B) interest on such amount calculated at the applicable Note Rate.

On each Payment Date, any unpaid Interest Shortfalls for such Payment Date and any prior Payment Dates will be distributed to the Notes entitled to such amounts, but only to the extent of available excess interest.

**Revolving Period:**

With respect to any Payment Date during the Revolving Period, no principal (other than (i) excess interest paid to the VPRN holder(s) and allocated to reduce the principal balances thereof in order to build overcollateralization and (ii) any amounts remaining in the Pre-Funding Account at the end of the pre-funding period and paid to the VPRN holder(s) in reduction of the principal balances thereof) will be paid on the Notes, and all principal collections and excess interest will be deposited into the Funding Account and used first to purchase additional balances for any HELOCs currently in the mortgage pool and second to purchase subsequent mortgage loans.

The Revolving Period will be the period beginning on the Closing Date and ending on the earlier of (a) the 18 month period ending on the Payment Date in September 2006 and (b) the occurrence of a Rapid Amortization Event specified in the Indenture.

**Managed Amortization Period:**

On each Payment Date during the Managed Amortization Period, principal collections for that Payment Date that are not used to purchase additional balances will be paid as principal of the VPRNs on a pro rata basis.




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The Managed Amortization Period will be the period beginning on the first day following the end of the Revolving Period, unless a Rapid Amortization Event has occurred. The Managed Amortization Period will end the earlier of (a) the Payment Date in March 2010 and (b) the occurrence of a Rapid Amortization Event specified in the Indenture.

**Rapid Amortization Period:** On each Payment Date during the Rapid Amortization Period, the aggregate amount payable as principal of the Notes will be paid on a pro rata basis to the A-1 VPRN, the A-2 VPRN and the A-3 VPRN.

The Rapid Amortization Period will be the period beginning on the earlier of (a) the first day following the end of the Managed Amortization Period and (b) the occurrence of a Rapid Amortization Event.

**Funding Event:** During the Managed Amortization Period, if the principal balances of the VPRNs have been reduced to $0, and the Overcollateralization Target Amount has been met, amounts on deposit in the Reserve Sub-Account may be used to purchase subsequent mortgage loans.

**Principal Distributions:** The Trust will make payments of principal on the Class A Notes only from the proceeds of an advance from the holder of the related class of VPRN or from the issuance of additional variable pay revolving notes, and all other principal paid to the Notes will be paid as principal to the VPRNs, unless an Early Amortization Event has occurred.

Principal collections payable on the Notes in excess of the then outstanding aggregate principal balance of the VPRNs will be held in the Reserve Sub-Account of the Funding Account. The amount held in the Reserve Sub-Account will be paid as principal to the outstanding VPRNs on the Payment Date following the respective issuance.

If an Event of Default (including an Early Amortization Event) occurs payments on the Notes will be made as described below.

In addition, on each Payment Date after the end of the Revolving Period, to the extent of funds available for the purpose, holder(s) of the VPRNs will be entitled to receive certain amounts in reduction of principal, generally equal to liquidation loss amounts and amounts necessary to increase the Overcollateralization Amount to the Overcollateralization Target Amount.

**Events of Default:** An Event of Default exists if following the applicable grace period (i) there is a default for five days or more in the payment of any principal of or interest on any note, (ii) there occurs a default in the observance or performance in any material respect of any covenant or agreement or representation or warranty of the issuer made in the indenture, or in any certificate delivered pursuant to the indenture proving to have been incorrect in any material respect as of the time when the same shall have been made that has a material adverse effect on the Noteholders or the Credit Enhancer, (iii) there occurs the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of the issuer or any substantial part of the trust fund in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the issuer or for any substantial part of the trust fund, or ordering the winding-up or liquidation of the issuer's affairs, (iv) there occurs the commencement by the issuer of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by the issuer to the entry




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of an order for relief in an involuntary case under any such law, or the consent by the issuer to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the issuer or for any substantial part of the assets of the trust fund, or the making by the issuer of any general assignment for the benefit of creditors, or the failure by the issuer generally to pay its debts as those debts become due, or the taking of any action by the issuer in furtherance of any of the foregoing, or (v) the occurrence of an Early Amortization Event.

**Early Amortization Event:**

An Early Amortization Event exists if following the applicable grace period: (i) the Class A Notes are downgraded below AAA or Aaa by S&P or Moody's, respectively (for example, as a result of a Credit Enhancer downgrade and failure to provide a AAA/Aaa surety replacement) and, within 60 days of the downgrade, the ratings have not been restored to the original ratings, (ii) within 10 days after a Targeted Final Distribution Date, the Trust fails to receive an advance from the holders of the related class of VPRNs and fails to issue and sell additional variable pay revolving notes, (iii) an Event of Default has occurred under the Indenture or an Enhancer Default has occurred and is continuing or (iv) if, commencing with the Payment Date in June 2005, (a) for three consecutive months, the average amount in the Reserve Sub-Account which has not been used during a month to purchase additional balances or subsequent mortgage loans is greater than 30% of that amount plus the amount which had been used during such month to purchase additional balances and subsequent mortgage loans, or (b) for six consecutive months, the average amount in the Reserve Sub-Account which has not been used during a month to purchase additional balances and subsequent mortgage loans is greater than 20% of such amount plus the amount which had been used during that month to purchase additional balances and subsequent mortgage loans.

The margin on the Class A-1 and Class A-2 Notes will increase to the greater of: a) the current margin; or, b) the Class A-3 margin for each Interest Accrual Period beginning after the Payment Date on which an Early Amortization Event has occurred.

**Remedies Upon Event of Default:**

(1) If an Event of Default with respect to the Notes at the time outstanding occurs and is continuing, the Indenture Trustee, acting on the direction of the Credit Enhancer or the holders of Notes representing a majority of the aggregate Note Balance, with the written consent of the Credit Enhancer (except if an Enhancer Default, as defined in the Indenture, has occurred and is continuing), may declare all Notes to be due and payable immediately. Such declaration may, under certain circumstances, be rescinded and annulled by the Credit Enhancer or the holders of Notes representing a majority of the aggregate Note Balance, with the written consent of the Credit Enhancer.

(2) If the Notes have been declared to be due and payable, the Indenture Trustee, acting on the direction of the Credit Enhancer or at least 51% of the Noteholders, with the written consent of the Credit Enhancer (except if an Enhancer Default has occurred and is continuing), notwithstanding any acceleration, may elect to maintain possession of the collateral securing the Notes and to continue to apply payments on the collateral as if there had been no declaration of acceleration if the collateral continues to provide sufficient funds for the payment of principal of and interest on the Notes as they would have become due if there had not been a declaration.

(3) In any event, if the Event of Default is an Early Amortizaton Event all principal payment on the notes will be applied to each class of Class A Notes and each class of the VPRNs on a pro rata basis. In such event, the Credit Enhancer will




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remain obligated to pay accrued interest on the notes on each Payment Date and to pay all principal due on the Notes by the Legal Final Maturity Date if other available amounts are not sufficient for those purposes. If an Early Amortization Event occurs, money in the Reserve Sub-Account will be used to pay principal on the Notes on the next Payment Date.

The Indenture Trustee may not sell or otherwise liquidate the mortgage loans unless, (A) the indenture trustee obtains the consent of the Credit Enhancer and 100% of the Noteholders, (B) the proceeds of such sale are sufficient to discharge in full all amounts due and unpaid on the Notes and to reimburse the Credit Enhancer for any amounts owed under the Policy or the Insurance Agreement, or (C) the indenture trustee determines the mortgage loans will not continue to provide sufficient funds for the payment of principal and interest on the Notes as they would have become due, and obtains the consent of the Credit Enhancer and 66 2/3% of the Noteholders.

**Optional Redemption:** When the total principal balance of the Notes declines to less than 10% of the total original principal balance of the Notes, the Servicer may purchase all of the remaining receivables. If the Servicer purchases the receivables, the outstanding Class A Notes, if any, and the outstanding VPRNs will be redeemed at a price equal to their remaining principal balance plus accrued and unpaid interest shortfalls and any amounts owed to the Credit Enhancer.




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## GMACM Series 2005-HE1 – Collateral Characteristics (Total Loans)
## Initial Mortgage Loans
## As of the Cut-off Date

| | | Minimum | Maximum |
|---|---|---|---|
| Total Current Balance | $731,975,871.22 | | |
| Total Credit Limit | $1,006,524,545.50 | | |
| Number of Loans | 18,196 | | |
| Credit Utilization | 72.72% | | |
| Average Current Balance | $40,227.30 | $1,000.00 | $826,171.24 |
| Average Credit Limit | $55,315.70 | $5,800.00 | $832,500.00 |
| Weighted Average Loan Rate | 6.173% | 3.250% | 13.250% |
| Weighted Average Fully Indexed Loan Rate | 6.669% | 3.750% | 13.250% |
| Weighted Average CLTV | 81.71% | 4.58% | 100.00% |
| Weighted Average Junior Ratio* | 24.95% | 1.90% | 99.47% |
| Weighted Average FICO | 723 | 580 | 823 |
| Weighted Average DTI | 38.09% | 5.00% | 75.00% |
| Weighted Average Original Term | 218 | 120 | 360 |
| Weighted Average Remaining Term | 215 | 3 | 359 |
| Top State Concentration (%) | CA(19.59%)<br>MI(9.35%)<br>MA(7.18%)<br>NJ(6.73%)<br>IL(6.54%)<br>FL(5.40%) | | |
| Maximum ZIP Code Concentration | 48306(0.28%) | | |
| Origination Date | | September 22,1993 | March 1, 2005 |
| Maturity Date | | June 12, 2005 | February 03, 2035 |

* Includes only the initial mortgage loans secured by second liens.




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## Credit Limits

| Range of Credit Limits ($) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| Less than 25,000 | 4,038 | $57,555,415.13 | 7.86 % |
| 25,000 - 49,999 | 6,683 | 193,018,789.28 | 26.37 |
| 50,000 - 74,999 | 3,517 | 152,528,151.82 | 20.84 |
| 75,000 - 99,999 | 1,344 | 81,708,060.62 | 11.16 |
| 100,000 - 124,999 | 1,248 | 82,971,985.81 | 11.34 |
| 125,000 - 149,999 | 345 | 31,873,948.28 | 4.35 |
| 150,000 - 174,999 | 354 | 34,464,145.53 | 4.71 |
| 175,000 - 199,999 | 179 | 20,564,111.58 | 2.81 |
| 200,000 - 224,999 | 196 | 22,568,777.53 | 3.08 |
| 225,000 - 249,999 | 61 | 9,752,239.77 | 1.33 |
| 250,000 - 274,999 | 111 | 17,752,814.59 | 2.43 |
| 275,000 - 299,999 | 21 | 3,620,233.19 | 0.49 |
| 300,000 - 324,999 | 60 | 11,536,137.78 | 1.58 |
| 325,000 - 349,999 | 9 | 2,200,619.77 | 0.30 |
| 350,000 - 374,999 | 10 | 3,089,022.82 | 0.42 |
| 375,000 - 399,999 | 2 | 762,500.00 | 0.10 |
| 400,000 - 424,999 | 5 | 1,454,194.45 | 0.20 |
| 425,000 - 449,999 | 1 | 435,999.82 | 0.06 |
| 450,000 - 474,999 | 6 | 1,910,073.81 | 0.26 |
| 475,000 - 499,999 | 1 | 361,477.60 | 0.05 |
| 500,000 - 524,999 | 1 | 155,000.00 | 0.02 |
| 550,000 - 574,999 | 1 | 261,000.00 | 0.04 |
| 650,000 - 674,999 | 2 | 605,000.80 | 0.08 |
| 825,000 - 849,999 | 1 | 826,171.24 | 0.11 |
| **Total:** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The average credit limit of the initial mortgage loans as of the cut-off date is approximately $55,315.70.




JPMorgan

## Outstanding Principal Balances

| Range of Outstanding Principal Balances ($) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| Less than 25,000 | 7,427 | $105,228,508.61 | 14.38 % |
| 25,000 - 49,999 | 6,300 | 225,682,653.24 | 30.83 |
| 50,000 - 74,999 | 2,320 | 139,083,495.52 | 19.00 |
| 75,000 - 99,999 | 1,019 | 87,866,097.17 | 12.00 |
| 100,000 - 124,999 | 463 | 50,459,660.62 | 6.89 |
| 125,000 - 149,999 | 236 | 32,297,214.68 | 4.41 |
| 150,000 - 174,999 | 142 | 22,404,117.83 | 3.06 |
| 175,000 - 199,999 | 95 | 17,834,500.66 | 2.44 |
| 200,000 - 224,999 | 54 | 11,298,478.80 | 1.54 |
| 225,000 - 249,999 | 49 | 11,659,893.40 | 1.59 |
| 250,000 - 274,999 | 35 | 8,966,974.04 | 1.23 |
| 275,000 - 299,999 | 16 | 4,655,668.82 | 0.64 |
| 300,000 - 324,999 | 16 | 4,910,557.50 | 0.67 |
| 325,000 - 349,999 | 9 | 3,005,974.78 | 0.41 |
| 350,000 - 374,999 | 4 | 1,421,477.60 | 0.19 |
| 375,000 - 399,999 | 3 | 1,148,761.84 | 0.16 |
| 400,000 - 424,999 | 1 | 416,000.00 | 0.06 |
| 425,000 - 449,999 | 2 | 883,744.07 | 0.12 |
| 450,000 - 474,999 | 3 | 1,370,920.00 | 0.19 |
| 550,000 - 574,999 | 1 | 555,000.80 | 0.08 |
| 825,000 - 849,999 | 1 | 826,171.24 | 0.11 |
| **Total:** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The average principal balance of the initial mortgage loans as of the cut-off date is approximately $40,227.30.





## Fully Indexed Mortgage Loan Rates

| Range of Fully Indexed Loan Rates (%) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 3.501 - 4.000 | 2 | $124,904.34 | 0.02 % |
| 4.001 - 4.500 | 56 | 5,429,490.48 | 0.74 |
| 4.501 - 5.000 | 111 | 13,000,361.26 | 1.78 |
| 5.001 - 5.500 | 3,307 | 137,583,137.03 | 18.80 |
| 5.501 - 6.000 | 2,899 | 121,671,621.70 | 16.62 |
| 6.001 - 6.500 | 2,907 | 121,309,651.08 | 16.57 |
| 6.501 - 7.000 | 3,246 | 121,682,289.90 | 16.62 |
| 7.001 - 7.500 | 1,800 | 68,887,420.41 | 9.41 |
| 7.501 - 8.000 | 1,245 | 49,342,385.23 | 6.74 |
| 8.001 - 8.500 | 1,228 | 45,242,981.49 | 6.18 |
| 8.501 - 9.000 | 501 | 17,555,850.88 | 2.40 |
| 9.001 - 9.500 | 420 | 15,581,428.99 | 2.13 |
| 9.501 - 10.000 | 219 | 7,433,360.93 | 1.02 |
| 10.001 - 10.500 | 134 | 3,547,577.32 | 0.48 |
| 10.501 - 11.000 | 81 | 2,040,988.88 | 0.28 |
| 11.001 - 11.500 | 23 | 771,199.54 | 0.11 |
| 11.501 - 12.000 | 7 | 271,200.00 | 0.04 |
| 12.001 - 12.500 | 4 | 144,883.30 | 0.02 |
| 12.501 - 13.000 | 1 | 116,238.46 | 0.02 |
| 13.001 - 13.500 | 5 | 238,900.00 | 0.03 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The weighted average fully indexed loan rate of the initial mortgage loans as of the cut-off date is approximately 6.669%.

## Combined Loan-to-Value Ratios

| Range of Combined Loan-to-Value Ratios (%) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 40.00 or less | 562 | $20,462,440.78 | 2.80 % |
| 40.01 - 50.00 | 565 | 20,621,733.09 | 2.82 |
| 50.01 - 60.00 | 850 | 34,762,355.13 | 4.75 |
| 60.01 - 70.00 | 1,484 | 62,866,068.72 | 8.59 |
| 70.01 - 80.00 | 3,891 | 175,484,957.64 | 23.97 |
| 80.01 - 90.00 | 5,946 | 212,444,075.57 | 29.02 |
| 90.01 - 100.00 | 4,898 | 205,334,240.29 | 28.05 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The minimum and maximum combined loan-to-value ratios of the initial mortgage loans as of the cut-off date are approximately 4.58% and 100.00%, respectively, and the weighted average combined loan-to-value ratio of the initial mortgage loans as of the cut-off date is approximately 81.71%.




JPMorgan

## Property Type

| Property Type | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| Single Family | 13,701 | $545,268,473.56 | 74.49 % |
| Planned Unit Development | 2,357 | 106,913,243.83 | 14.61 |
| Condominium | 1,858 | 67,680,715.67 | 9.25 |
| Two Family to Four Family | 217 | 9,890,241.01 | 1.35 |
| Manufactured Housing | 34 | 1,150,688.10 | 0.16 |
| Townhouse | 29 | 1,072,509.05 | 0.15 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

## Loan Purpose

| Loan Purpose | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| Purchase | 4,477 | $200,972,521.75 | 27.46 % |
| Debt Consolidation | 2,050 | 76,494,481.51 | 10.45 |
| Home Improvement | 1,550 | 58,933,077.49 | 8.05 |
| Education | 15 | 328,141.02 | 0.04 |
| Other | 10,104 | 395,247,649.45 | 54.00 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

## Occupancy Type

| Occupancy Status | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| Primary Residence | 17,859 | $713,657,622.01 | 97.50 % |
| Second Home | 337 | 18,318,249.21 | 2.50 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |




JPMorgan

## Origination Year

| Origination Year | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 1993 | 2 | $41,921.64 | 0.01 % |
| 1994 | 2 | 163,805.93 | 0.02 |
| 1995 | 10 | 270,489.74 | 0.04 |
| 1996 | 3 | 24,523.48 | 0.00 * |
| 1997 | 13 | 422,214.02 | 0.06 |
| 1999 | 3 | 51,000.00 | 0.01 |
| 2000 | 4 | 163,252.73 | 0.02 |
| 2001 | 10 | 79,619.33 | 0.01 |
| 2002 | 57 | 934,304.94 | 0.13 |
| 2003 | 177 | 2,674,339.81 | 0.37 |
| 2004 | 11,181 | 446,925,254.49 | 61.06 |
| 2005 | 6,734 | 280,225,145.11 | 38.28 |
| **Total:** | **18,196** | **$731,975,871.22** | **100.00 %** |

* Indicates a number less than 0.005% but greater than 0.000%.

## Original Term to Scheduled Maturity

| Range of Months | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 120 | 29 | $785,960.39 | 0.11 % |
| 156 | 1 | 39,450.00 | 0.01 |
| 180 | 12,045 | 527,645,139.25 | 72.09 |
| 240 | 1 | 9,906.78 | 0.00 * |
| 300 | 4,869 | 144,677,036.91 | 19.77 |
| 360 | 1,251 | 58,818,377.89 | 8.04 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The weighted average original term to scheduled maturity of the initial mortgage loans as of the cut-off date is approximately 218 months.

* Indicates a number less than 0.005% but greater than 0.000%.

## Remaining Term to Scheduled Maturity

| Range of Months | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 1 - 120 | 35 | $1,058,148.56 | 0.14 % |
| 121 - 180 | 12,040 | 527,412,401.08 | 72.05 |
| 181 - 240 | 3 | 40,906.78 | 0.01 |
| 241 - 300 | 4,867 | 144,646,036.91 | 19.76 |
| 301 - 360 | 1,251 | 58,818,377.89 | 8.04 |
| **Total:** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The weighted average remaining term to scheduled maturity of the initial mortgage loan as of the cut-off date is approximately 215 months.




JPMorgan

## Fully Indexed Margins

| Range of Fully Indexed Margins (%) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| Less than 0.000 | 333 | $33,637,991.46 | 4.60 % |
| 0.000 - 0.999 | 7,724 | 316,050,202.54 | 43.18 |
| 1.000 - 1.999 | 5,796 | 220,323,662.68 | 30.10 |
| 2.000 - 2.999 | 2,793 | 108,204,753.43 | 14.78 |
| 3.000 - 3.999 | 913 | 33,417,270.47 | 4.57 |
| 4.000 - 4.999 | 495 | 15,899,461.02 | 2.17 |
| 5.000 - 5.999 | 123 | 3,560,774.39 | 0.49 |
| 6.000 - 6.999 | 13 | 526,616.77 | 0.07 |
| 7.000 - 7.999 | 6 | 355,138.46 | 0.05 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The weighted average fully indexed gross margin of the initial mortgage loans as of the cut-off date is approximately 1.170% per annum.

## Teaser Expiration Month

| Teaser Expiration Month | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 2005-03 | 1,649 | $68,166,860.20 | 9.31 % |
| 2005-04 | 2,950 | 112,017,490.28 | 15.30 |
| 2005-05 | 2,498 | 93,371,059.94 | 12.76 |
| 2005-06 | 679 | 22,440,217.41 | 3.07 |
| 2005-07 | 4 | 115,050.00 | 0.02 |
| 2005-12 | 2 | 140,918.39 | 0.02 |
| 2006-01 | 1 | 100,000.00 | 0.01 |
| 2008-03 | 1 | 79,700.00 | 0.01 |
| Not Applicable | 10,412 | 435,544,575.00 | 59.50 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

## Credit Utilization Rates

| Range of Credit Utilization Rates (%) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 40.00 or less | 3,146 | $42,489,942.70 | 5.80 % |
| 40.01 - 50.00 | 900 | 26,264,743.46 | 3.59 |
| 50.01 - 60.00 | 849 | 28,031,696.96 | 3.83 |
| 60.01 - 70.00 | 953 | 34,872,854.75 | 4.76 |
| 70.01 - 80.00 | 1,023 | 44,427,683.79 | 6.07 |
| 80.01 - 90.00 | 1,001 | 48,318,008.19 | 6.60 |
| 90.01 - 100.00 | 10,324 | 507,570,941.37 | 69.34 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |




JPMorgan

## Geographical Distribution

| State | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| California | 3,202 | $143,411,830.32 | 19.59 % |
| Michigan | 2,093 | 68,408,925.17 | 9.35 |
| Massachusetts | 1,011 | 52,581,040.49 | 7.18 |
| New Jersey | 1,091 | 49,243,364.65 | 6.73 |
| Illinois | 1,056 | 47,862,770.79 | 6.54 |
| Florida | 1,037 | 39,523,556.71 | 5.40 |
| Arizona | 834 | 30,503,382.86 | 4.17 |
| Virginia | 562 | 24,578,431.11 | 3.36 |
| New York | 563 | 24,470,264.56 | 3.34 |
| Pennsylvania | 611 | 23,383,401.47 | 3.19 |
| Connecticut | 506 | 22,260,052.03 | 3.04 |
| Colorado | 541 | 21,687,863.08 | 2.96 |
| Maryland | 420 | 19,227,132.69 | 2.63 |
| Other | 4,669 | 164,833,855.29 | 22.52 |
| **Total:** | **18,196** | **$731,975,871.22** | **100.00 %** |

- "Other" includes states and the District of Columbia with less than 2.00% concentrations individually.

## Documentation Type

| Documentation Type | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| Standard | 15,418 | $618,577,853.91 | 84.51 % |
| Family First Direct | 963 | 33,658,009.56 | 4.60 |
| Stated Income | 577 | 28,138,495.27 | 3.84 |
| Select | 237 | 17,860,564.61 | 2.44 |
| No Income / No Appraisal | 413 | 13,624,917.78 | 1.86 |
| No Income Verification | 278 | 10,549,386.45 | 1.44 |
| Relocation | 116 | 4,327,560.28 | 0.59 |
| GM Expanded Family | 50 | 2,127,071.68 | 0.29 |
| Super Express | 98 | 1,945,939.20 | 0.27 |
| Go Fast | 30 | 779,230.56 | 0.11 |
| Streamline | 14 | 253,209.35 | 0.03 |
| Express | 2 | 133,632.57 | 0.02 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |





## Debt-to-Income Ratios

| Range of Debt-to-Income Ratios (%) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 10.00 or less | 56 | $2,523,824.43 | 0.34 % |
| 10.01 - 20.00 | 751 | 30,563,262.17 | 4.18 |
| 20.01 - 30.00 | 3,181 | 117,286,030.80 | 16.02 |
| 30.01 - 40.00 | 6,088 | 244,130,105.45 | 33.35 |
| 40.01 - 50.00 | 6,860 | 288,459,205.68 | 39.41 |
| 50.01 - 60.00 | 1,175 | 45,435,868.98 | 6.21 |
| 60.01 - 70.00 | 61 | 2,431,564.51 | 0.33 |
| 70.01 - 80.00 | 24 | 1,146,009.20 | 0.16 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The weighted average total debt-to-income ratio of the initial mortgage loans as of the cut-off date is approximately 38.09%.

## Credit Scores as of the Date of Origination

| Range of Credit Limits ($) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 561 - 580 | 3 | $75,247.80 | 0.01 % |
| 581 - 600 | 34 | 1,102,140.99 | 0.15 |
| 601 - 620 | 42 | 1,570,269.59 | 0.21 |
| 621 - 640 | 703 | 22,637,727.78 | 3.09 |
| 641 - 660 | 1,293 | 43,491,636.94 | 5.94 |
| 661 - 680 | 1,938 | 72,559,432.19 | 9.91 |
| 681 - 700 | 2,496 | 103,274,545.13 | 14.11 |
| 701 - 720 | 2,580 | 109,100,271.98 | 14.90 |
| 721 - 740 | 2,536 | 108,480,134.55 | 14.82 |
| 741 - 760 | 2,445 | 93,156,762.44 | 12.73 |
| 761 - 780 | 2,152 | 90,213,463.27 | 12.32 |
| 781 - 800 | 1,520 | 66,112,093.97 | 9.03 |
| 801 or greater | 454 | 20,202,144.59 | 2.76 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |

- The weighted average credit score of the initial mortgage loans as of the cut-off date is approximately 723.




JPMorgan

## Junior Ratios

| Range of Junior Ratios (%) | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 10.00 or less | 1,535 | $24,930,192.90 | 3.62 % |
| 10.01 - 20.00 | 9,695 | 315,731,880.47 | 43.13 |
| 20.01 - 30.00 | 3,585 | 164,908,164.59 | 22.53 |
| 30.01 - 40.00 | 1,587 | 90,549,762.62 | 12.37 |
| 40.01 - 50.00 | 696 | 50,551,629.89 | 6.91 |
| 50.01 - 60.00 | 320 | 23,596,149.08 | 3.22 |
| 60.01 - 70.00 | 164 | 12,268,325.31 | 1.68 |
| 70.01 - 80.00 | 58 | 3,588,322.26 | 0.49 |
| 80.01 - 90.00 | 25 | 1,735,049.42 | 0.24 |
| 90.01 - 100.00 | 14 | 744,105.73 | 0.10 |
| **Total:** | **17,679** | **$688,603,582.27** | **100.00 %** |

- The junior ratio of a mortgage loan is the ratio (expressed as a percentage) of the credit limit of that mortgage loan to the sum of such credit limit and the outstanding balance of any senior mortgage computed as of the date that mortgage loan is underwritten.
- The weighted average junior ratio of the initial mortgage loans that are secured by second liens on the mortgaged properties as of the cut-off date is approximately 24.95%.
- Includes only the initial mortgage loans secured by second liens.

## Lien Priority

| Lien Position | Number of Initial Mortgage Loans | Cut-off Date Principal Balance | Percentage of Initial Mortgage Loans by Cut-off Date Principal Balance |
|---|---|---|---|
| 1 | 517 | $43,372,288.95 | 5.93 % |
| 2 | 17,679 | 688,603,582.27 | 94.07 |
| **Total** | **18,196** | **$731,975,871.22** | **100.00 %** |





**JPMorgan Contact List**

| North American ABS – Home Equity | | |
|---|---|---|
| **Origination:** | Chris Schiavone | 834-5372 |
| | Paul White | 834-5440 |
| | Marty Friedman | 834-5727 |
| | Tom Roh | 834-5936 |
| | Brian Mendell | 834-5029 |
| | Kevin Lynn | 834-5412 |
| | Swapna Putcha | 834-5435 |
| | Alissa Smith | 834-5432 |
| | Kate Bauer | 834-9986 |
| **Structuring:** | Philip Li | 834-5033 |
| | Raj Kothari | 834-5413 |

| Syndicate/Sales Desk | |
|---|---|
| Brian McDonald | 834-4154 |
| Andy Cherna | 834-4154 |
| Randall Outlaw | 834-4154 |
| Melissa Traylor | 834-4154 |

| Asset-Backed Trading | |
|---|---|
| Peter Basso | 834-3720 |
| John Lennon | 834-3720 |
| Kyongsoo Noh | 834-3720 |
| Samir Noriega | 834-3720 |

***Please Direct All Questions to the Syndicate Desk (x4-4154)***

***Brian McDonald***
***Andy Cherna***
***Randall Outlaw***
***Melissa Traylor***




JPMorgan